

May 9, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM Rock ETF Trust
        Issuer CIK: 0001992104
        Issuer File Number: 333-274664 / 811-23901
        Form Type: 8-A12B
        Filing Date: May 9, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated January 24, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- PGIM US Large-Cap Buffer 12 ETF – August (AUGP)
- PGIM US Large-Cap Buffer 20 ETF – August (PBAU)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manger, Listing Qualifications